UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.                         )

Arpeggio Acquisition Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

042689109

(CUSIP Number)

January 12, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Seneca Capital Investments, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power * 569,200 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power* 569,200 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person * 569,200 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9)* 6.9% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO - Limited Liability Company

CUSIP NO.	042689109

*All beneficial ownership reported in this Schedule 13G is as of January 23, 2006 and all percentage ownerships reported in this Schedule 13G are based on 8,300,000 shares of Common Stock issued and outstanding as of November 8, 2005, as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, filed with the Securities and Exchange Commission on November 8, 2005.

CUSIP NO.	042689109

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Douglas A. Hirsch
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power * 600,000 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power* 600,000 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person * 600,000 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9)* 7.2% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

CUSIP NO.	042689109

*All beneficial ownership reported in this Schedule 13G is as of January 23, 2006 and all percentage ownerships reported in this Schedule 13G are based on 8,300,000 shares of Common Stock issued and outstanding as of November 8, 2005, as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, filed with the Securities and Exchange Commission on November 8, 2005.

CUSIP NO.	042689109

Item 1.

(a)	Name of Issuer
The name of the issuer is Arpeggio Acquisition Corporation (the "Issuer").
(b)	Address of Issuer’s Principal Executive Offices
The Issuer's principal executive office is located at 10 East 53rd Street, 36th Floor, New York, NY 10022.

Item 2.

(a)	Name of Person Filing
Seneca Capital Investments, LLC and Douglas A. Hirsch. The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”
(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office of Seneca Capital Investments, LLC and Douglas A. Hirsch is c/o Seneca Capital, 950 Third Avenue, 29th Floor, New York, NY 10022.
(c)	Citizenship
Seneca Capital Investments, LLC is a limited liability company organized under the laws of Delaware. Douglas A. Hirsch is a United States citizen.
(d)	Title of Class of Securities
Common Stock, par value $0.0001 per share
(e)	CUSIP Number
042689109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP NO.	042689109

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned
Seneca Capital Investments, LLC is the beneficial owner of 569,200 shares.* Douglas A. Hirsch is the beneficial owner of 600,000 shares.**
(b)	Percent of Class

See Line 11 of cover sheets. The percentages set forth on the cover sheets are based on 8,300,000 shares of Common Stock issued and outstanding as of November 8, 2005, as reported by the Issuer (as defined above) in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, filed with the Securities and Exchange Commission on November 8, 2005.

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote
See Line 5 of cover sheets.
	(ii)	shared power to vote or to direct the vote
See Line 6 of cover sheets.
	(iii)	sole power to dispose or to direct the disposition of
See Line 7 of cover sheets.
	(iv)	shared power to dispose or to direct the disposition of
See Line 8 of cover sheets.

*Shares reported for Seneca Capital Investments, LLC represent shares held of record by Seneca Capital, L.P., Seneca Capital II, L.P., Acorn Overseas Securities Company and Seneca Capital International, Ltd. Seneca Capital Investments, LLC has voting and investment control over such shares. Seneca Capital Investments, LLC disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein.

CUSIP NO.	042689109

**Shares reported for Douglas A. Hirsch represent shares held of record by Seneca Capital, L.P., Seneca Capital II, L.P., Acorn Overseas Securities Company, Seneca Capital International, Ltd. and a limited liability company of which Mr. Hirsch is a managing member of the investment advisor (which investment advisor has voting and investment control over the shares held by such limited liability company). Mr. Hirsch is also the managing member of Seneca Capital Investments, LLC (which has voting and investment control over the shares held by Seneca Capital, L.P., Seneca Capital II, L.P., Acorn Overseas Securities Company and Seneca Capital International, Ltd.). Mr. Hirsch disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

CUSIP NO.	042689109

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

January 23, 2006
Date
SENECA CAPITAL INVESTMENTS, LLC By:/s/ Douglas A. Hirsch
Signature
Douglas A. Hirsch, Managing Member
Name/Title

DOUGLAS A. HIRSCH /s/ Douglas A. Hirsch
Signature
Douglas A. Hirsch, individually
Name/Title

CUSIP NO.	042689109

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of January 23, 2006, is by and between Seneca Capital Investments, LLC and Douglas A. Hirsch, an individual (the foregoing are collectively referred to herein as the "Seneca Filers").

Each of the Seneca Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of common stock, par value $0.0001 per share, of Arpeggio Acquisition Corporation beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Seneca Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by either of the Seneca Filers upon one week's prior written notice or such lesser period of notice as the Seneca Filers may mutually agree.

Executed and delivered as of the date first above written.

SENECA CAPITAL INVESTMENTS, LLC

By: /s/ Douglas A. Hirsch

Douglas A. Hirsch

Managing Member

DOUGLAS A. HIRSCH

/s/ Douglas A. Hirsch

Douglas A. Hirsch, individually